EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

December 21, 2011	No. 11-20

Avalon Retains SNC-Lavalin to Complete Nechalacho
Feasibility Study

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) is pleased to announce that the Company has retained SNC-Lavalin to complete the Feasibility Study (“FS”) for its Nechalacho rare earth elements project (the “Project”).

Brian Chandler, Chief Operating Officer, commented, “This is an important milestone for Avalon as we move into the final stage of project evaluation and preparation before we formally commence construction at Nechalacho.”

Mr. Chandler continued, “SNC-Lavalin’s capacity and broad experience in all aspects of project development from engineering to, procurement, logistics, contracts administration, safety and risk management, as well as tendering for construction, will be invaluable to successfully developing the Project”.

Scope of the Feasibility Study

The FS will build on the updated Prefeasibility Study (“PFS”) of July 7, 2011, which demonstrated the technical and economic viability of the Project. The main purpose of the FS is to support raising the capital required to bring Nechalacho into commercial operation, by confirming the technical and economic viability of the Project to a degree of certainty satisfactory to a bank. It is scheduled for completion around the end of 2012.

The Project consists of an underground mine and backfill paste plant; flotation concentrator including tailings facilities; mine site utilities and infrastructure including power plant, accommodations, airstrip and docking facilities; hydrometallurgical plant; and a rare earths separation plant. SNC-Lavalin is already involved in the prefeasibility study design of the proposed separation plant.

SNC-Lavalin will be responsible for completing the overall FS including technical aspects of the hydrometallurgical plant and separation plant, as well as for integrating all other components of the Project assembled by Avalon and other subcontractors.

For further detailed information regarding the Project, please refer to the Technical Report of August 25, 2011 on our website at http://www.avalonraremetals.com/projects/thor_lake/prefeasibility_study/. All project technical reports are also available on www.sedar.com.

About Avalon Rare Metals Inc. (TSX and NYSE-Amex: AVL)
Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,136,986. Cash Resources: Approximately $60 million

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.